

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Jim Van Hoof
General Counsel
Electriq Power Holdings, Inc.
625 N. Flagler Drive, Suite 1003
West Palm Beach, Florida 33401

      Re: Electriq Power Holdings, Inc.
           Registration Statement on Form S-1
           Filed on September 22, 2023
           File No. 333-274657

Dear Jim Van Hoof:

     We have conducted a limited review of your registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on September 22, 2023

General

1.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their securities, and the price that the public securityholders acquired their securities. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please update your risk factor disclosure.

Cover Page

2.   For each of the securities being registered for resale, disclose the price that the selling

securityholders paid for such security.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 90</u>

3.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, if the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Anthony Ain